Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249649

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated November 27, 2020)

Up to 132,637,517 Shares of Common Stock
Up to 19,185,637 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 7,555,183 Warrants

_________________________

This Prospectus Supplement No. 3 supplements and amends the prospectus dated November 27, 2020 (the “Prospectus”) relating to the issuance by us of up to an aggregate of up to 19,185,637 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,660,183 shares of Common Stock that are issuable upon the exercise of 6,660,183 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Tortoise Acquisition Corp. (“TortoiseCorp”) by the holders thereof, (ii) up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 warrants (the “Forward Purchase Warrants” and together with the Private Placement Warrants, the “Private Warrants”) originally issued in a private placement at the closing of the Business Combination (as defined below) by the holders thereof other than the initial holder, and (iii) up to 11,650,454 shares of Common Stock that are issuable upon the exercise of 11,650,454 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of TortoiseCorp by the holders thereof.

The Prospectus and this Prospectus Supplement No. 3 also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 132,637,517 shares of Common Stock (including up to 7,535,183 shares of Common Stock that may be issued upon exercise of the Private Warrants and 20,000 shares of Common Stock that may be issued upon exercise of 20,000 Public Warrants), and (ii) up to 7,555,183 Warrants, which consists of up to 7,535,183 Private Warrants and up to 20,000 Public Warrants.

On April 29, 2021, we filed with the U.S. Securities and Exchange Commission the attached definitive proxy statement on Schedule 14A, which is incorporated in the Prospectus.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HYLN.” On April 28, 2021, the closing price of our Common Stock was $10.56. Our Public Warrants were formerly listed on the NYSE under the symbol “HYLN WS.” On December 30, 2020, we redeemed all of the outstanding Public Warrants and the NYSE filed a Form 25-NSE with respect to the Public Warrants; the formal delisting of the Public Warrants became effective ten days thereafter.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus and this Prospectus Supplement No. 3, nor have any of these organizations determined if this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

The date of this Prospectus Supplement No. 3 is April 29, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 14A INFORMATION

__________________

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

(Amendment No.     )

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Hyliion Holdings Corp.

_____________________________________________________________________________________

(Name of Registrant as Specified in Its Charter)

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1202 BMC Drive
Cedar Park, Texas 78613

Dear Fellow Stockholders,

In October 2020, Hyliion Holdings Corp. (the “Company” or “Hyliion”) completed its business combination (the “Business Combination”) that resulted in the Company becoming a NYSE-listed company. Since the Business Combination, Hyliion has continued to work tirelessly on our mission to reduce the carbon intensity and greenhouse gas (GHG) emissions of commercial transportation Class 8 trucks by being a leading provider of electrified power solutions. Over the past few months, we have:1

•        Introduced the Company’s next generation battery module, which is capable of up to five times as much cycle life than a conventional EV battery, can be recharged in under eight minutes and allows for more than a 40% improvement in cooling compared to the previous system. This enables a higher charge rate and longer sustained power output.

•        Achieved previously forecasted volumes for 2020, including installation of seven Hybrid electric units in the fourth quarter and 20 Hybrid electric units for the full year 2020.

•        Designed and developed the next iteration of our Hybrid system, which will be subject to rolling improvements and updates throughout 2021 and continuing into 2022.

•        Placed the first orders of Peterbilt trucks with specifications that are ideal for the Hypertruck ERX powertrain.

•        Strategically designed the Hypertruck technology roadmap to be compatible with hydrogen fuel cell technology.

•        Received approximately $141 million in cash proceeds upon exercise of public warrants for approximately 12.2 million shares of common stock.

•        Expanded the executive team with appointments of Sherri Baker as Chief Financial Officer; Jose Oxholm as Vice President, General Counsel and Chief Compliance Officer; Bobby Cherian as Senior Vice President of Sales and Supply Chain; and Matthew Loos as Senior Vice President of Marketing.

We are looking forward to holding our first annual meeting of stockholders, and are excited for the future of Hyliion. Thank you for your continued support.

Sincerely,

Ed Olkkola	Thomas Healy
Board Chair	Founder & CEO, Director

NOTICE OF 2021 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

3:30 p.m., Central Time
Tuesday, June 8, 2021
Virtual Meeting Site: https://www.cstproxy.com/hyliion/2021

Notice is hereby given that the 2021 Annual Meeting of Stockholder of Hyliion Holdings Corp. (the “Annual Meeting”) will be held on Tuesday, June 8, 2021 at 3:30 p.m., Central Time at https://www.cstproxy.com/hyliion/2021. Our Annual Meeting will only be accessible online as discussed in greater detail in the Proxy Statement.

Items of Business	Our Board of Directors Recommends that You Vote
• To elect the two directors named in the Proxy Statement to serve until the 2024 Annual Meeting of Stockholders or until their respective successors are elected and qualified	FOR the election of each director nominee
• To ratify the appointment of Grant Thornton LLP (“Grant Thornton”) as our independent auditors for the fiscal year ending December 31, 2021	FOR the ratification of the appointment
• To transact such other business as may properly come before the meeting or any adjournment or postponement thereof	The Board of Directors is not aware of any other business to be brought at the Annual Meeting

The Board of Directors has fixed April 19, 2021 as the record date for determining stockholders entitled to receive notice of, and to vote at, the Annual Meeting or adjournment or postponement thereof. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting. Our proxy materials are first being made available to our stockholders beginning on April 29, 2021.

By Order of the Board of Directors,

Jose Oxholm
Vice President, General Counsel and Chief Compliance Officer

Important Notice Regarding the Availability of Proxy Materials for the Hyliion 2021 Annual
Meeting to be Held on June 8, 2021.

This Notice, Proxy Statement and our 2020 Annual Report are available at
https://www.cstproxy.com/hyliion/2021.

i

Forward Looking Statements

Statements in this Proxy Statement, including all statements regarding our Hypertruck ERX, include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this Proxy Statement, regarding Hyliion and its future financial and operational performance, as well as its strategy, future operations, estimated financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used in this Proxy Statement, including any oral statements made in connection therewith, the words “could,” “should,” “will,” “may,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current (as of the date this Proxy Statement is filed) expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Hyliion expressly disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements herein, to reflect events or circumstances after the date of this Proxy Statement. Hyliion cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Hyliion. These risks include, but are not limited to, Hyliion’s ability to disrupt the powertrain market, Hyliion’s focus in 2021 and beyond; the effects of Hyliion’s dynamic and proprietary solutions on its commercial truck customers; the ability to accelerate the commercialization of the Hypertruck ERX; the ability to meet 2021 and future product milestones; the impact of COVID-19 on long-term objectives; the ability of Hyliion’s solutions to reduce carbon intensity and greenhouse gas emissions and the other risks and uncertainties set forth in the “Risk Factors” section of Hyliion’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021 for the year ended December 31, 2020. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Should one or more of the risks or uncertainties described in this Proxy Statement occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Hyliion’s operations and projections can be found in its filings with the SEC. Hyliion’s SEC Filings are available publicly on the SEC’s website at www.sec.gov, and readers are urged to carefully review and consider the various disclosures made in such filings.

ii

PROXY STATEMENT
FOR 2021 ANNUAL MEETING OF STOCKHOLDERS OF
HYLIION HOLDINGS CORP.

ANNUAL MEETING INFORMATION

General

The enclosed proxy is solicited by the Board of Directors of Hyliion Holdings Corp. (“Hyliion” or the “Company”) for the Annual Meeting of Stockholders to be held on Tuesday, June 8, 2021 at 3:30 p.m., Central Time, and any adjournment or postponement thereof. We will conduct a virtual online Annual Meeting this year, so our stockholders can participate from any geographic location with Internet connectivity. We believe this is an important step to enhancing accessibility to our Annual Meeting for all of our stockholders and reducing the carbon footprint of our activities, and is particularly important for our stockholders, employees, and community this year in light of public health and safety considerations posed by the coronavirus, or COVID-19, pandemic.

Stockholders may view a live webcast of the Annual Meeting at https://www.cstproxy.com/hyliion/2021 and may submit questions during the Annual Meeting as discussed in greater detail below. Our principal offices are located at 1202 BMC Drive, Suite 100, Cedar Park, Texas 78613. This Proxy Statement is first being made available to our stockholders beginning on April 29, 2021.

Outstanding Securities and Quorum

Only holders of record of our common stock, par value $0.0001 per share, at the close of business on April 19, 2021, the record date, will be entitled to notice of, and to vote at, the Annual Meeting. On that date, we had 171,743,146 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each other item to be voted on at the Annual Meeting. There is no cumulative voting. A majority of the outstanding shares of common stock entitled to vote, present or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Abstentions and broker nonvotes will be included in determining the presence of a quorum for the Annual Meeting.

Internet Availability of Proxy Materials

We are furnishing proxy materials to some of our stockholders via the Internet by mailing a Notice of Internet Availability of Proxy Materials, instead of mailing or e-mailing copies of those materials. The Notice of Internet Availability of Proxy Materials directs stockholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device, or by telephone. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We are also providing the option for stockholders to elect to receive our proxy materials via e-mail in the future, and if you make this election, you will receive access to those materials electronically unless you elect otherwise. We encourage you to register to receive all future stockholder communications electronically, instead of in print. This means that access to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail.

Proxy Voting

Shares that are properly voted via the Internet, mobile device, or by telephone or for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted in accordance with the Board’s recommendations as follows: “FOR” the election of each of the nominees to the Board named herein and “FOR” the ratification of the appointment of our independent auditors. It is not expected that any additional matters will be brought before the Annual Meeting, but if other matters are properly presented, the persons named as proxies in the proxy card or their substitutes will vote in their discretion on such matters.

Voting via the Internet, mobile device, or by telephone helps save money by reducing postage and proxy tabulation costs. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form in hand, and follow the instructions below for your preferred method of voting. We believe that each of these voting methods is available 24 hours per day, seven days per week, but you should review your proxy card or voting instruction form for details regarding casting your vote.

We encourage you to cast your vote by one of the following methods:

•        You can use the Internet to vote your proxy at www.cstproxyvote.com. Have your proxy card or voting instruction form available when you access the website. Follow the prompts to vote your shares.

•        You can vote at the Annual Meeting by using your 12 digit control number to vote electronically.

•        You can mark, sign and date your proxy card or voting instruction form and return it in advance of the meeting.

Holders of Record.    The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by certificates or book entries in your name so that you appear as a stockholder on the records of Continental Stock Transfer & Trust Company, our stock transfer agent, you may vote by proxy, meaning you authorize individuals named in the proxy card to vote your shares. You may provide this authorization by voting via the Internet, mobile device, by telephone, or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may participate in and vote during the Annual Meeting, as described in greater detail below. If you own common stock of record and you do not vote by proxy or at the Annual Meeting, or return a signed proxy card without voting instructions, your shares will not be voted.

Shares Held in Street Name.    If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may instruct that institution on how to vote your shares. You generally may provide these instructions by voting via the Internet, mobile device, by telephone, or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. You also generally may participate in and vote during the Annual Meeting, as described in greater detail below. If you own common stock in street name and do not either provide voting instructions or vote during the Annual Meeting, the institution that holds your shares may nevertheless vote your shares on your behalf with respect to the ratification of the appointment of Grant Thornton as our independent auditors for the fiscal year ending December 31, 2021, but cannot vote your shares on any other matters being considered at the meeting.

Attending and Voting Online

If you plan to attend the Annual Meeting online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the Annual Meeting online, you will not be able to participate in the Annual Meeting, but may view the Annual Meeting webcast. Stockholders may participate in the Annual Meeting by visiting https://www.cstproxy.com/hyliion/2021; interested persons who were not stockholders as of the close of business on April 19, 2021 may view, but not participate, in the Annual Meeting. Regardless of whether you plan to participate in the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, we encourage you to log on to https://www.cstproxy.com/hyliion/2021 and vote in advance of the Annual Meeting.

Holders of Record.    To attend online and participate in the Annual Meeting, stockholders of record will need to use their control number on their Notice of Internet Availability or proxy card to log into https://www.cstproxy.com/hyliion/2021.

Shares Held in Street Name.    If you are a beneficial stockholder and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the https://www.cstproxy.com/hyliion/2021 website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, beneficial stockholders who do not have a control number or access code should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a “control number” in order to be able to attend, participate in or vote at the Annual Meeting.

Participation in the Annual Meeting

This year’s Annual Meeting will be accessible through the Internet. We are conducting a virtual online Annual Meeting so our stockholder can participate from any geographic location with Internet connectivity. We believe this is an important step to enhancing accessibility to our Annual Meeting for all of our stockholders and reducing the carbon footprint of our activities, and is particularly important for our stockholders, employees, and community this year in light of public health and safety considerations posed by the coronavirus, or COVID-19, pandemic. As discussed below, we have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings, while providing an online experience available to all stockholders regardless of their location. We discuss how you can participate in the meeting and vote your shares above. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on April 19, 2021, the record date, or hold a valid proxy for the meeting.

Asking Questions.    Stockholders have multiple opportunities to submit questions to Hyliion for the Annual Meeting. Stockholders who wish to submit a question in advance may do so at https://www.cstproxy.com/hyliion/2021. Stockholders also may submit questions live during the meeting. Based on the time allotted during the meeting we will answer relevant and appropriate questions as they come in. If the meeting ends, we will answer them on an individual basis. We also will post a replay of the Annual Meeting on our investor relations website, which will be available following the meeting. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the meeting at the meeting website or during the seven days prior to the meeting at https://www.cstproxy.com/hyliion/2021.

Technical Support.    We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 3:15 p.m. Central Time. If you have difficulties during the check-in time or during the Annual Meeting, we will have technicians ready to assist you with any difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the Annual Meeting, please call 917-262-2373. We will have technicians available to assist you.

Voting Standard

Nominees for director are elected to the Board by a plurality standard. Practically speaking, this means that the directors who receive the highest number of votes are elected to the available seats. Because there are two seats for which two directors have been nominated, both of the nominees will be elected. However, if the votes cast for any nominee do not exceed the votes withheld from the nominee, the Board will consider that in assessing the Board’s composition going forward and in considering whether to renominate a particular individual in the future. Abstentions and “broker nonvotes” will have no effect on the outcome of the election. Broker nonvotes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then have the authority to vote those shares on the stockholder’s behalf.

For all other matters proposed for a vote at the Annual Meeting, the affirmative vote of a majority of the outstanding shares of common stock present in person, including by remote communication as applicable, or represented by proxy and entitled to vote on the matter is required to approve the matter. For these matters, cast abstentions are counted as a vote “against” the matter. Broker nonvotes, if any, will have no effect on the outcome of these matters. We do not expect there to be any broker nonvotes for the ratification of the appointment of our independent auditors since brokers have discretion to cast votes on that matter.

Revocation

If you own common stock of record, you may revoke your proxy or change your voting instructions at any time before your shares are voted at the Annual Meeting by delivering to the Hyliion Secretary a written notice of revocation or a duly executed proxy (via the Internet, mobile device, or telephone or by returning a proxy card) bearing a later date or by participating in and voting during the Annual Meeting. A stockholder owning common stock in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by participating in and voting during the Annual Meeting.

ITEM 1 — ELECTION OF DIRECTORS

In accordance with our Bylaws, the Board has fixed the number of directors currently constituting the Board at seven. Our Board is currently staggered, which means that only one class is up for election in any given year. At the Annual Meeting, our Class I directors, Vincent T. Cubbage and Thomas Healy, who currently serve as directors on the Board, are up for election. Our Board, based on the recommendation of the Nominating and Corporate Governance Committee, proposes that Messrs. Cubbage and Healy be elected at the Annual Meeting, each of whom will hold office until the 2024 Annual Meeting of Stockholders or until their respective successors are elected and qualified. Each of Messrs. Cubbage and Healy currently serve on the Board. Biographical information about each of the nominees and a discussion of the qualifications, attributes and skills of each nominee is contained in the following section.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted “FOR” the election of Messrs. Cubbage and Healy. Each of Messrs. Cubbage and Healy has accepted such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill such vacancy, or the Board may reduce the size of the Board. If you are a beneficial owner holding your shares in street name and you do not give voting instructions to your broker, bank or other intermediary, that organization will leave your shares unvoted on this matter.

The Board of Directors recommends a vote ”FOR” the election of Messrs. Cubbage and Healy.

CORPORATE GOVERNANCE: THE BOARD AND MANAGEMENT

Business Developments

In 2020, Hyliion consummated a Business Combination that resulted in Hyliion becoming a publicly listed company. Our mission is to be the leading provider of electrified powertrain solutions for the commercial vehicle industry. Our goal is to reduce the carbon intensity and greenhouse gas emissions of the transportation sector by providing electrified powertrain solutions for Class 8 commercial vehicles at the lowest total cost ownership. Key 2020 and first quarter 2021 business developments include:

•        Announced the introduction of the Company’s next generation battery module, which is capable of up to five times as much cycle life than a conventional EV battery, can be recharged in under eight minutes and allows for more than a 40% improvement in cooling compared to the previous system. This enables a higher charge rate and longer sustained power output.

•        Achieved previously forecasted volumes for 2020, including installation of seven Hybrid electric units in the fourth quarter and 20 Hybrid electric units for the full year 2020.

•        Designed and developed the next iteration of our Hybrid system, which will be subject to rolling improvements and updates throughout 2021 and continuing into 2022.

•        Initial Hypertruck ERX builds will utilize a Peterbilt chassis. Hyliion placed the first orders of Peterbilt trucks with specifications that are ideal for the Hypertruck ERX powertrain.

•        Strategically designed the Hypertruck technology roadmap to be compatible with hydrogen fuel cell technology.

•        Received approximately $141 million in cash proceeds upon exercise of public warrants for approximately 12.2 million shares of common stock.

•        Expanded the executive team with appointments of Sherri Baker as Chief Financial Officer; Jose Oxholm as Vice President, General Counsel and Chief Compliance Officer; Bobby Cherian as Senior Vice President of Sales and Supply Chain; and Matthew Loos as Senior Vice President of Marketing.

Our Path to Hydrogen.    We believe that our road to hydrogen is an exciting part of our future. We see the Hypertruck powertrain as one that is applicable and realistic today, but also one that can evolve with ever changing technology and infrastructure advancements especially as we consider a hydrogen future.

As we look at hydrogen, North America is starting nearly from scratch when it comes to infrastructure. Currently there are not hydrogen refueling stations for trucks in existence. Pipelines and transport of hydrogen is not established and there is not a significant amount of clean hydrogen made today. While we believe this market is evolving at an ever-increasing pace, we also believe that there are many years of development still ahead of us that need to happen before the industry shifts to volume adoption.

With the electric recharging we do already have a robust electric grid established but will need to improve transmission lines going into recharging locations as well as build out the stations themselves for the purposes of hydrogen use. While we believe that all three of these solutions will evolve in the years ahead, natural gas infrastructure is available and ready today while the other two solutions will take time to establish and still need to achieve significant cost savings to become cost competitive. What is unique about the Hypertruck ERX solution is that it actually has the same vehicle architecture as a hydrogen fuel cell vehicle, but it utilizes a different generator. This means that as the market evolves and the infrastructure is built out, Hyliion will be able to keep most of its powertrain the same, by just replacing the natural gas generator with a hydrogen fuel cell. We believe this is a key advantage and differentiator for Hyliion as we will be able to begin shipping units, advancing the powertrain technology and achieving revenue while some of our competitors will be hindered by the lack of hydrogen infrastructure and the time it takes to build out.

Lastly, with respect to the Hyliion generator solution, as technology continues to advance, we plan to progress our powertrain to having a fuel agnostic generator that can run on both RNG and CNG as well as on hydrogen. This solution will offer fleets benefit as it will allow fleets to source the fuel that is most economical and advantageous for their use case. And lastly, we see that the long-term future has a hydrogen fuel cell solution. And with some technology advancements, we will be able to achieve the greatest performance efficiency.

Board Leadership

The roles of Board Chair and Chief Executive Officer are currently separated. Although the Board believes that there are advantages to having an independent Board Chair, the Board has no policy regarding the separation of the roles of Chair and Chief Executive Officer, and considers the duties of these roles, and whether they should be combined or separated, during succession planning. In the event the Board elects as its Chair a director who is not independent, the Board shall also designate a lead director who is independent.

Executive Officers and Directors

Our directors and executive officers and their ages as of April 29, 2021 are as follows:

Name	Age	Position
Executive Officers
Thomas Healy	28	Chief Executive Officer and Director
Sherri Baker	48	Chief Financial Officer
Patrick Sexton	47	Chief Technology Officer
Jose Oxholm	54	Vice President, General Counsel and Chief Compliance Officer

Non-Employee Directors
Andrew H. Card, Jr.(1)(2)	73	Director
Vincent T. Cubbage(2)(3)*	56	Director
Howard Jenkins(2)*(3)	70	Director
Edward Olkkola(3)	61	Chair of the Board of Directors
Stephen Pang(1)	39	Director
Robert M. Knight, Jr.(1)*(4)	63	Director

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nominating and Corporate Governance Committee

(4)      Audit Committee Financial Expert

*        Committee Chair

Executive Officers

Thomas Healy.    Mr. Healy has served as our Chief Executive Officer since October 2020 and prior to this, served as Chief Executive Officer of Hyliion Inc., (“Legacy Hyliion”) since January 26, 2016. While leading Hyliion, Mr. Healy has been awarded numerous patents in the space of electrifying commercial vehicles. Mr. Healy founded Hyliion while studying to obtain a Master’s in mechanical engineering and had previously founded multiple start-ups during his undergraduate studies. He took a leave of absence during his Master’s program in 2015 to pursue founding Hyliion. Mr. Healy holds a B.S. degree in Mechanical Engineering with a double-major in Engineering and Public Policy from Carnegie Mellon University.

Sherri Baker.    Ms. Baker has served as our Chief Financial Officer since February 2021. Prior to joining us, Ms. Baker served as Senior Vice President and Chief Financial Officer of PGT Innovations, Inc., a company that builds products including windows and doors to withstand major storms, beginning from March 2019 to January 2021. Prior thereto, Ms. Baker served as Vice President of Investor Relations, Strategy and Corporate Finance for Dean Foods Company (OTCMKTS: DFODQ), a leading food and beverage company, from January 2016 to March 2019. From January 2013 through December 2015, Ms. Baker served as Vice President of Finance, Logistics for Dean Foods Company. Prior to Dean Foods Company, Ms. Baker spent 13 years at Frito-Lay, Inc., a subsidiary of PepsiCo, Inc., in a succession of finance and accounting roles. Ms. Baker holds a bachelor of science and masters of science in accounting from the University of North Texas.

Patrick Sexton.    Mr. Sexton has served as our Chief Technical Officer since October 2020 and prior to this, served as Chief Technical Officer of Legacy Hyliion since May 2020 and prior to this, as Vice President of Engineering since June 2019. Prior to joining Legacy Hyliion, Mr. Sexton served as a Director of Engineering in Powertrain Innovations at Dana Incorporated (NYSE: DAN), a manufacturer of vehicle components, from April 2013 to June 2019. Mr. Sexton has served as a director of Solexpro LLC since 2011. Mr. Sexton holds a bachelor’s degree in Mechanical and Manufacturing Engineering from the Cork Institute of Technology.

Jose Oxholm.    Mr. Oxholm has served as our Vice President, General Counsel and Chief Compliance Officer since November 23, 2020. Prior to joining Hyliion, Mr. Oxholm served in various legal positions at Meritor, Inc (from January 2017 to February 2020), LoJack Corporation (from April 2012 to March 2016), The Goodyear Tire & Rubber Company (from 2005 to April 2012) and the Ford Motor Company (from 2000 to 2005). Mr. Oxholm also serves as a director on the board of directors of three non-profit organizations. Mr. Oxholm holds a bachelor’s degree from the University of Michigan and a juris doctor degree from the University of Pennsylvania, Carey Law School.

Non-Employee Directors

Andrew H. Card, Jr.    Mr. Card has served as a director of the Board since October 2020. Mr. Card served as Chairman of National Endowment for Democracy, a nonprofit foundation, from January 2018 to January 2021. From 2015 until 2016, Mr. Card served as President of Franklin Pierce University, and also previously served as the Executive Director of the Office of the Provost and Vice President for Academic Affairs at Texas A&M University. Prior to that, Mr. Card served as Chief of Staff to President George W. Bush, the 11th Secretary of Transportation under President H.W. Bush and Deputy Assistant to the President and Director of Intergovernmental Affairs for President Ronald Reagan. Additionally, Mr. Card previously served as Vice President-Government Relations for General Motors Corporation, and as the President and Chief Executive Officer of the American Automobile Manufacturers Association. Mr. Card has served as a director of Union Pacific Corporation (NYSE: UNP), a transportation company that primarily operates one of the largest railroads in North America, since July 2006, Draganfly Inc. (OTCMKTS: DFLYF), a manufacturer of unmanned aerial vehicles, since November 2019 and Lorillard Inc., a tobacco company, from July 2011 to June 2015. Mr. Card is a graduate of the University of South Carolina with a B.S. in Engineering. He also attended the U.S. Merchant Marine Academy and the John F. Kennedy School of Government at Harvard University. Mr. Card served in the U.S. Navy from 1965 to 1967.

Vincent T. Cubbage.    Mr. Cubbage served as Tortoise Acquisition Corp.’s (“TortoiseCorp”) Chief Executive Officer, President and Director from November 2018 to September 2020, as Chairman of the Tortoise Acquisition Corp. Board of Directors since the completion of its initial public offering in March 2019, and has continued to serve on the Board following the completion of the Business Combination. Since July 2020, Mr. Cubbage has served as Chief Executive Officer, President and as a Director of Tortoise Acquisition Corp. II, and as Chairman of the Board of Tortoise Acquisition Corp. II since the completion of its initial public offering in September 2020. Mr. Cubbage has served as Chief Executive Officer and as a Director of TortoiseEcofin Acquisition Corp. III since February 2021 and is expected to serve as Chairman of the Board of Directors following the completion of its Initial Public Offering. He has served as Managing Director — Private Energy of Tortoise Capital Advisors, L.L.C. since January 2019 and of Ecofin Investments, LLC since September 2020. Mr. Cubbage was the founder and served as the Chief Executive Officer and a member of the Board of Managers of Lightfoot Capital Partners GP LLC, the general partner of Lightfoot Capital Partners, LP, from its formation in 2006 through its wind-up in December 2019. He served as Chief Executive Officer, Director and Chairman of the Board of Arc Logistics GP LLC, the general partner of Arc Logistics Partners LP (NYSE: ARCX), from October 2013 to the date of its sale in December 2017. From 2007 to 2011, Mr. Cubbage also served on the board of managers of the general partner of International Resources Partners LP, a private partnership founded by Lightfoot Capital. Prior to founding Lightfoot Capital, Mr. Cubbage was a Senior Managing Director and Sector Head in the Investment Banking Division of Banc of America Securities, where he worked from 1998 to 2006. Before joining Banc of America Securities, Mr. Cubbage was a Vice President at Salomon Smith Barney in the Global Energy and Power Group where he worked from 1994 to 1998. Mr. Cubbage received an M.B.A. from the American Graduate School of International Management and a B.A. from Eastern Washington University.

Howard Jenkins.    Mr. Jenkins has served as a director of the Board since October 2020, and prior to this, served as a director of Legacy Hyliion since 2016. Since January 2017, Mr. Jenkins has served as managing partner of Axioma Ventures, LLC, an investment firm. Beginning in 1977, Mr. Jenkins on the board of directors and later as CEO of Publix Super Markets, Inc., an employee-owned company operating supermarkets in seven states in the Southeast U.S. He also served on the board of directors of several other privately held companies and charities. In 1975, Mr. Jenkins received his B.A. in Economics from Emory University.

Edward Olkkola.    Mr. Olkkola has served as a director of the Board since October 2020 and prior to this, served as a director of Legacy Hyliion since June 2016. Mr. Olkkola also served as the Chief Operating Officer of Legacy Hyliion from January 2018 to October 2018 and as an employee of Legacy Hyliion until March 2020, however his employment ended prior to the Business Combination. Since 2009, Mr. Olkkola has served as a managing director of Teakwood Capital, LP, an investment firm, where he manages private equity investment funds focused on micro-cap portfolio companies. Prior to joining Teakwood Capital, LP, Mr. Olkkola served as the Senior Vice President, New Products and Business Development for A. H. Belo Corporation, a Dallas, Texas based media company, from 2007 to 2009, where his responsibilities were focused on strategic investments in media and technology companies. Prior to joining A. H. Belo Corporation, Mr. Olkkola was a general partner at Austin Ventures from 1997 to 2005 and an operating partner from 2006 to 2007 where he established the communications technology and hardware investment practice. Before joining Austin Ventures, Mr. Olkkola was with Compaq Computer with his last role being the Vice President & General Manager of the Communications Division. Before Compaq, Mr. Olkkola was with Motorola/Codex with his role as Senior Director, Systems Division. During his career, Mr. Olkkola has brought over a dozen new products to market. He co-founded the Compaq Venture Fund, and with partners at Teakwood Capital and Austin Ventures, raised over $2 billion in venture and private equity funds. He holds patents in core communications and network technologies including voice recognition, home networking real-time signal processing and high-speed digital network switching. Mr. Olkkola holds a B.S. in Finance and Management Information Systems from the University of Massachusetts and an M.B.A. from Northeastern University.

Stephen Pang.    Mr. Pang has served as a director of the Board since October 2020 and prior to this, served as a director of TortoiseCorp since the completion of its initial public offering on March 4, 2019 and as TortoiseCorp’s Chief Financial Officer from January 2020 until the closing of its Business Combination with Hyliion on October 1, 2020. Mr. Pang has served as a director of Tortoise Acquisition II since the completion of its initial public offering in September 2020 and Chief Financial Officer since July 2020. Since 2019, Mr. Pang has served as a Managing Director and Portfolio Manager at Tortoise and is responsible for Tortoise’s public and private direct investments across its energy strategies. Mr. Pang also served as Vice President of Tortoise Pipeline & Energy Fund, Inc., a closed-end fund, from May 2017 to December 11, 2020. Prior to joining Tortoise Investments, LLC in 2014, Mr. Pang was a Director in Credit Suisse Securities (USA) LLC’s Equity Capital Markets Group. Before joining Credit Suisse Securities (USA) LLC in 2012, he spent eight years in Citigroup Global Markets Inc.’s Investment Banking Division, where he focused on equity underwriting and corporate finance in the energy sector. Since October 2019, Mr. Pang has served as a member of the board of managers of Mexico Pacific Limited LLC. Mr. Pang holds a B.S. in Business Administration from the University of Richmond and is a CFA charterholder.

Robert M. Knight, Jr.    Mr. Knight has served as a director of the Board since October 2020. Mr. Knight served as Chief Financial Officer of Union Pacific Corporation (NYSE: UNP), a transportation company that primarily operates one of the largest railroads in North America, from 2004 until his retirement in 2019. Mr. Knight has served as a director of Schneider National, Inc. (NYSE: SNDR), a transportation and logistics company, since April 2020 and Carrix, Inc., a privately-held marine terminal and rail operator company, since February 2020. Mr. Knight holds a bachelor’s degree in business administration from Kansas State University and an M.B.A. from Southern Illinois University.

Board Composition

Our business and affairs are organized under the direction of the Board which consists of seven members. Edward Olkkola serves as Chair of the Board. The primary responsibilities of the Board are to provide oversight, strategic guidance, counseling and direction to our management. The Board meets on a regular basis and additionally as required. The Board held four meetings in 2020. Each director attended at least 75% of the meetings of the Board and each committee on which he served in 2020 (held during the period in which the director served). Our independent directors regularly hold executive sessions without our Chief Executive Officer or management present, and in 2020, our independent directors met in executive session at least once. We did not hold an annual meeting last year.

The Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The Board is divided into the following classes:

•        Class I, which consists of Vincent T. Cubbage and Thomas Healy, whose terms will expire at our Annual Meeting;

•        Class II, which consists of Andrew H. Card, Jr., Howard Jenkins and Stephen Pang, whose terms will expire at our 2022 annual meeting of stockholders; and

•        Class III, which consists of Edward Olkkola and Robert M. Knight, Jr., whose terms will expire at our 2023 annual meeting of stockholders.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. Pursuant to a stockholders rights agreement we entered into with Vincent T. Cubbage, Stephen Pang, and certain stockholders of Hyliion and the Company (the “Stockholders Rights Agreement”), we agreed to take all necessary action to cause the Board to nominate and recommend Vincent T. Cubbage and Thomas Healy for election at the Annual Meeting, and the stockholders who are party to the Stockholders Rights Agreement agreed to vote in favor of Messrs. Cubbage and Healy at the Annual Meeting.

Director Independence

The Board has determined that each of the following directors qualifies as an independent director as defined under the NYSE listing standards: Messrs. Card, Cubbage, Jenkins, Olkkola, Pang and Knight. Mr. Healy is not independent because of his service as our CEO. The Board consists of a majority of “independent directors,” as defined under the rules of the SEC and NYSE listing standards relating to director independence requirements. In addition, we are subject to the rules of the SEC and the NYSE relating to the membership, qualifications, and operations of the Audit Committee, as discussed below.

Role of the Board in Risk Oversight

One of the key functions of the Board is informed oversight of our risk management process. The Board does not have a standing risk management committee, but administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Audit Committee also monitors compliance with legal and regulatory requirements. Our Compensation Committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

The Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which has adopted a charter, which complies with the applicable requirements of current NYSE rules. Copies of these charters are available in the “Governance — Governance Documents” section of our website at www.hyliion.com.

Audit Committee

Our Audit Committee consists of Robert M. Knight, Jr., Andrew H. Card, Jr. and Stephen Pang. The Board has determined that each of the members of the Audit Committee satisfies the independence requirements of the NYSE and Rule 10A-3 under the Exchange Act. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, the Board examined each Audit Committee member’s scope of experience and the nature of their prior and/or current employment.

Robert M. Knight, Jr. serves as the chair of the Audit Committee. The Board has determined that each of Robert M. Knight, Jr. and Stephen Pang qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE listing rules. In making this determination, the Board considered ’each such director’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically will meet privately with our Audit Committee. The Audit Committee held two meetings during the 2020 fiscal year.

The functions of this committee include, among other things:

•        evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•        reviewing our financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of our internal audit function;

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices applicable to us;

•        obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•        reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” as appropriate, and discussing the statements and reports with our independent auditors and management;

•        reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•        reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in our annual proxy statement;

•        reviewing and providing oversight of any related party transactions in accordance with our related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•        reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the Audit Committee and the Audit Committee charter.

Compensation Committee

Our Compensation Committee consists of Andrew H. Card, Jr. Vincent T. Cubbage and Howard Jenkins. Howard Jenkins serves as the chair of the Compensation Committee. The Board has determined that each of the members of the Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements of the NYSE. The Compensation Committee held one meeting during the 2020 fiscal year.

The functions of the committee include, among other things:

•        reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•        reviewing and approving the compensation and other terms of employment of our executive officers;

•        reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•        making recommendations to the Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the Board;

•        reviewing and making recommendations to the Board regarding the type and amount of compensation to be paid or awarded to our non-employee Board members;

•        reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•        administering our equity incentive plans, to the extent such authority is delegated by the Board;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for our executive officers;

•        reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

•        reviewing and evaluating on an annual basis the performance of the Compensation Committee and recommending such changes as deemed necessary with the Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that has served or currently serves as a member of the Board or the Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Vincent T. Cubbage, Howard Jenkins and Edward Olkkola. Vincent T. Cubbage serves as the chair of the Nominating and Corporate Governance Committee. The Board has determined that each of the members of our Nominating and Corporate Governance Committee satisfies the independence requirements of the NYSE. The Nominating and Corporate Governance Committee held one meeting during the 2020 fiscal year.

•        The functions of this committee include, among other things:

•        identifying, reviewing and making recommendations of candidates to serve on the Board;

•        evaluating the performance of the Board, committees of the Board and individual directors and determining whether continued service on the Board is appropriate;

•        evaluating nominations by stockholders of candidates for election to the Board;

•        evaluating the current size, composition and organization of the Board and its committees and making recommendations to the Board for approvals;

•        developing a set of corporate governance policies and principles and recommending to the Board any changes to such policies and principles;

•        reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the Board current and emerging corporate governance trends; and

•        reviewing periodically the Nominating and Corporate Governance Committee charter, structure and membership requirements and recommending any proposed changes to the Board, including undertaking an annual review of its own performance.

Considerations and Process for the Selection of New Directors

In evaluating the nominees for the Board of Directors, the Board and the Nominating and Corporate Governance Committee took into account the qualities they seek for directors, and the directors’ individual qualifications, skills, and background that enable the directors to effectively and productively contribute to the Board’s oversight of Hyliion. When evaluating re-nomination of existing directors, the Committee also considers the nominees’ past and ongoing effectiveness on the Board and, with the exception of Mr. Healy, who is an employee, their independence.

In fulfilling its responsibility to oversee the selection of directors, the Nominating and Corporate Governance Committee will consider persons identified by our stockholders, management, and others. The Nominating and Corporate Governance Committee considers recommendations for Board candidates submitted by stockholders using substantially the same criteria it applies to recommendations from the Nominating and Corporate Governance Committee, directors and members of management. Stockholders may submit informal recommendations by providing the person’s name and appropriate background and biographical information in writing to the Nominating and Corporate Governance Committee at 1202 BMC Drive, Suite 100, Cedar Park, Texas 78613.

Stockholder Engagement Efforts and Board Communication

Our relationship and on-going dialogue with our stockholders, is an important part of our Board’s and our executive team’s corporate governance commitment. The Board welcomes communications from our stockholders and other interested parties. We actively seek input from our stockholders because we value the contribution stockholder engagement gives to overall business success. Our executives meet with our investment community regularly and discuss a variety of matters, including common investor interests, ESG matters and emerging issues. We provide our Board with reports on the key themes and results of these discussions.

Stockholders and other interested parties may communicate with our executive team or the Board (including the Board Chair, the chair of any committee, the independent directors as a group and/or any Board member) by IR@hyliion.com. Stockholders and any other interested parties should mark the envelope containing each communication as “Stockholder Communication with Directors” and clearly identify the intended recipient(s) of the communication.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics applicable to the directors, officers and employees of the Company and its subsidiaries. We have also adopted Corporate Governance Guidelines that address, among other things, director qualifications, responsibilities and compensation, director access to officers, employees and advisors, and determinations regarding director independence. Copies of the Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available in the “Governance — Governance Documents” section of our website at www.investors.hyliion.com. We intend to disclose any amendments to, or waivers from, our Code of Business Conduct and Ethics that apply to senior executives by posting such information, if any, on the Company’s website.

EXECUTIVE COMPENSATION

We are currently considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers during the 2020 fiscal year. For purposes of this executive compensation discussion, the names and positions of our named executive officers for the 2020 fiscal year were:

•        Thomas Healy, Chief Executive Officer;

•        Greg Van de Vere, Chief Financial Officer; and

•        Patrick Sexton, Chief Technology Officer.

On January 8, 2021, Mr. Van de Vere announced his intention to resign from his duties as an executive officer, and his resignation and retirement was effective January 15, 2021. Due to the fact that Mr. Van de Vere was still active in his prior executive officer position as of December 31, 2020, he will still be referred to in this section as a named executive officer for 2020.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during the 2019 and 2020 year. The position noted for each individual was applicable as of December 31, 2020.

Name and Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Thomas Healy	2020	320,192	—	—	31,000	351,192
Chief Executive Officer	2019	183,000	—	—	6,600	189,600
Greg Van de Vere	2020	231,854	—	56,665	—	288,519
Chief Financial Officer	2019	157,500	—	38,729	6,600	202,829
Patrick Sexton(3)	2020	253,440	—	—	1,500	254,940
Chief Technology Officer	2019	107,917	—	23,065	3,300	134,282

____________

(1)      The amounts in these columns represent the aggregate grant-date fair value of awards granted to each applicable named executive officer, computed in accordance with the FASB’s Accounting Standards Codification (“ASC”) Topic 718, disregarding any estimate of forfeitures. See Note 3 to our audited consolidated financial statements filed with the SEC on February 26, 2021 for a discussion of the assumptions made by Legacy Hyliion in determining the grant-date fair value of the stock options granted prior to the business combination in 2020.

(2)      Amounts in this column for the 2020 year reflect company payments to cover payroll taxes associated with employee gifts associated with the successful completion of the business combination. The underlying gifts for Mr. Sexton did not reach $10,000 and therefore they were not included. With respect to Mr. Healy, the remaining amounts reflected in this column for 2020 also includes $6,000 for security services, $7,000 for private air travel for Mr. Healy and a guest and $14,000 for the underlying employee gifts received in connection with the completion of the business combination and attending a ceremony at the stock exchange in New York to recognize the public listing of our common stock.

(3)      Mr. Sexton joined Legacy Hyliion in June 2019.

Annual Base Salary

Base salary is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

Bonus Compensation

From time to time, the Board or its compensation committee, in its discretion, may approve bonuses for our named executive officers based on individual performance, company performance or as otherwise determined to be appropriate.

Health and Welfare Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including: health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; and short-and long-term disability insurance. We do not maintain any executive-specific benefit or perquisite programs.

Retirement Benefits

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants’ elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Employment Agreements with Named Executive Officers

We entered into an employment agreement with each of our named executive officers during the 2020 year, as described below. The Form 8-K current reports that we filed in 2020 announcing each of these agreements also noted that we expected to grant the performance-based restricted stock units to each of the officers in December 2020, however those awards were granted on March 26, 2021. Equity awards granted to the named executive officers going forward will be granted pursuant to the 2020 Plan (described below).

Thomas Healy

We entered into an employment agreement with Mr. Healy on December 2, 2020, which was effective as of October 1, 2020 (the date that we closed the business combination). Mr. Healy’s employment agreement provides for an initial three-year term ending on October 1, 2023, and automatically renews for successive 12-month terms thereafter unless at least 180 days prior to the expiration of any then-existing term either party notifies the other of non-renewal. Pursuant to the terms of his employment agreement, Mr. Healy receives an annual base salary of $650,000 and is eligible for discretionary cash bonuses.

Subject to the approval of the compensation committee of our Board, the employment agreement states that Mr. Healy is eligible to receive (i) annual time-based restricted stock unit awards, in each case covering a number of shares of our common stock determined by the Board’s compensation committee in its sole discretion, and (ii) a one-time performance-based restricted stock unit award covering 1,500,000 shares of our common stock. Each time-based award (if any) will vest over a four-year period, with 25% vesting on the one-year anniversary of the first quarterly vesting date (as defined in Mr. Healy’s employment agreement) following the grant date, and 6.25% vesting on each quarterly vesting date thereafter, subject to Mr. Healy’s continuous service through each applicable vesting date. The performance-based award will vest based upon the achievement of objective performance criteria, as determined by the Board’s compensation committee prior to the grant date, during the period from October 1, 2020 through December 31, 2025, subject to Mr. Healy’s continuous service through each applicable vesting date. The employment agreement provides that Mr. Healy will be eligible for certain severance payments and benefits in connection with specified qualifying terminations, as more fully described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

Greg Van de Vere

We entered into an employment agreement with Mr. Van de Vere effective as of October 23, 2020, which provides for an initial one-year term ending on October 23, 2021, and automatically renews for successive 12-month terms thereafter unless at least ninety 90 days prior to the expiration of any 12-month term either party notifies the other of non-renewal. Pursuant to the agreement, Mr. Van de Vere receives an annual base salary of $400,000, is eligible for discretionary cash bonuses, and is eligible for severance benefits, as described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

In addition, pursuant to the terms of his employment agreement, and subject to the approval of the Board’s compensation committee, Mr. Van de Vere will be granted (on a one-time basis) (i) a time-based restricted stock unit award covering 100,000 shares of Common Stock, and (ii) a performance-based restricted stock unit award covering 500,000 shares of Common Stock. The time-based award will vest over a four-year period, with 25% of the time-based award vesting on the one-year anniversary of October 1, 2020, and 1/16th of the time-based award vesting on the last day of each quarter ending thereafter, subject to Mr. Van de Vere’s continuous service through each applicable vesting date. The performance-based award will vest based upon the achievement of objective performance criteria, as determined by the Board’s compensation committee prior to the grant date of the performance-based award, during the period from the effective date of the employment agreement through December 31, 2025, subject to Mr. Van de Vere’s continuous service through each applicable vesting date.

Patrick Sexton

We entered into an employment agreement with Mr. Sexton on December 2, 2020, which was also effective as of October 1, 2020 (the date that we closed the business combination). Mr. Sexton’s employment agreement provides for an initial three-year term ending on October 1, 2023, and automatically renews for successive 12-month terms thereafter unless at least 180 days prior to the expiration of any then-existing term either party notifies the other of non-renewal. Pursuant to the terms of his employment agreement, Mr. Sexton receives an annual base salary of $450,000 and is eligible for discretionary cash bonuses.

Mr. Sexton is eligible to receive (i) annual time-based restricted stock unit awards, with the first annual time-based award covering 125,000 shares of our common stock and each subsequent annual time-based award covering a number of shares of our common stock with a grant date value equal to $1,250,000 (but for purposes of calculating the grant date value of each subsequent annual time-based award, our common stock will not be deemed to have a value less than $10.00 per share), and (ii) a one-time performance-based restricted stock unit award covering 500,000 shares of our common stock. Each time-based award will vest over a four-year period, with 25% vesting on the one-year anniversary of the first quarterly vesting date (as defined in Mr. Sexton’s employment agreement) following the grant date (or on November 15, 2021 in the case of the initial annual time-based award that Mr. Sexton receives), and 6.25% vesting on each quarterly vesting date thereafter, subject to Mr. Sexton’s continuous service through each applicable vesting date. The performance-based award will vest based upon the achievement of objective performance criteria, as determined by the Board’s compensation committee prior to the grant date, during the period from October 1, 2020 through December 31, 2025, subject to Mr. Sexton’s continuous service through each applicable vesting date. The employment agreement provides that Mr. Sexton will be eligible for certain severance payments and benefits in connection with specified qualifying terminations, as more fully described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

Potential Payments and Benefits upon Termination or Change in Control

Pursuant to the terms of the named executive officers’ employment agreement with us, as of December 31, 2020, if the executive’s employment with us is terminated (i) due to our non-renewal of the term of his employment agreement, (ii) by us without “cause”, or (iii) by the executive for “good reason” (such terms as defined within the employment agreements), then, provided the executive timely executes and does not revoke a release of claims in our favor and complies with the confidentiality, non-competition, non-solicitation, and intellectual property provisions set forth in his employment agreement, he will receive the following severance benefits: (a) continuing payments of his then-current annual base salary for 36 months, 12 months and 12 months, for Messrs. Healy, Van de Vere and Sexton, respectively; (b) accelerated vesting and, if applicable, exercisability of the then-unvested portion of each of his outstanding equity awards (other than any equity awards subject to performance-based or other similar vesting criteria) (i) with respect to Messrs. Healy and Sexton, that was granted to him more than one year prior to the termination date and (ii) with respect to Mr. Van de Vere, that would have become vested had he remained employed by us for an additional 12 months following his termination; (c) each of his then-outstanding and unexercised stock options (to the extent vested) will remain exercisable for up to 36 months following the termination date; and (d) reimbursement on a monthly basis for the difference between the amount he pays to continue coverage for himself and his eligible dependents under our group health plans pursuant to COBRA and the employee contribution amount that our similarly situated employees pay for the same or similar coverage, for up to 18 months, 12 months and 12 months for Messrs. Healy, Van de Vere and Sexton, respectively.

In addition, the employment agreements each provide that if the named executive officer’s employment with us is terminated due to his death or “disability” (as defined within the employment agreements), all of his then-outstanding and unvested equity awards (other than any equity awards subject to performance-based or other similar vesting criteria) will immediately vest in full and, if applicable, become fully exercisable.

The employment agreements also provide that in the event of a change in control (as defined in the 2020 Plan), and provided that the executive remains in continuous service through immediately prior to such change in control, the performance-based restricted stock unit award provided for in the employment agreements (described in more detail above) will vest immediately prior to such change in control based upon the actual achievement of the applicable performance vesting criteria to which such award is subject. In addition, if the time-based restricted stock unit award provided for in the employment agreements (described in more detail above) is not assumed, substituted for, or continued by the successor corporation (or a parent or subsidiary thereof) in the event of a change in control, such award will fully vest and will be settled immediately prior to the consummation of such change in control, subject to the executive’s continued service through immediately prior to such change in control.

In connection with the business combination, each outstanding stock option award covering Legacy Hyliion common stock held by the named executive officers was converted into a stock option based on our common stock but continuing on the same terms applicable to the award prior to the business combination (the “Exchanged Options”). Conversions for the Exchanged Options occurred using the exchange ratio applicable to the business combination. On October 16, 2020, all of Mr. Van de Vere’s unvested Exchanged Options fully accelerated vesting in accordance with the terms of his prior employment agreement with Legacy Hyliion.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date
Thomas Healy	—	—	—	—	—	—
Greg Van de Vere	10/11/2017	8/16/2017	655,740	—	0.13	10/11/2027
	3/29/2019	3/29/2019	364,300	—	0.16	3/29/2029
	1/16/2020	1/16/2020	67,954	—	0.23	1/16/2030
Patrick Sexton	7/18/2019	6/3/2019	81,967	136,613	0.16	7/18/2029
	1/16/2020	1/16/2020	—	218,580	0.23	1/16/2030

____________

(1)      Each option award was granted under the 2016 Plan, described below under “— Equity Benefit Plans — Legacy Hyliion 2016 Equity Incentive Plan and Stock Options Assumed in Connection with the Business Combination.”

(2)      Option vests over four years, with 25% vesting on the first anniversary of the vesting commencement date, and 6.25% vesting each quarter thereafter, subject to continued service with us through each applicable vesting date.

Equity Benefit Plans

Hyliion 2020 Equity Incentive Plan

In September 2020, our Board adopted and our stockholders approved the Hyliion Holdings Corp. 2020 Equity Incentive Plan (the “2020 Plan”). The 2020 Plan became effective immediately upon the closing of the business combination. The 2020 Plan is an omnibus plan that provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to eligible employees, directors and consultants, including employees and consultants of our affiliates.

We expect the primary award to be granted to our service providers pursuant to the 2020 Plan to be a restricted stock unit award. As noted above, the named executive officers will be eligible to receive annual grants of restricted stock units pursuant to their employment agreements, which will be granted pursuant to the 2020 Plan. Each of our non-employee directors will also receive an annual equity award of restricted stock units pursuant to the 2020 Plan (described below).

Legacy Hyliion 2016 Equity Incentive Plan and Stock Options Assumed in Connection with the Business Combination

Legacy Hyliion maintained the 2016 Equity Incentive Plan (the “2016 Plan”) prior to the business combination. No new awards will be granted under the 2016 Plan following the business combination, but each of the named executive officers held outstanding stock option awards pursuant to the 2016 Plan prior to the business combination. As noted above, we assumed the Exchanged Options and those awards will continue to be governed by the terms and conditions of the 2016 Plan and any individual stock option agreements that governed the Exchange Options prior to the business combination.

Anti-Hedging Policies

We maintain a policy that prevents our officers, directors, employees and consultants from engaging in hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds and equity, whether the underlying securities are received through the 2016 Plan, the 2020 Plan or otherwise. Our policy does not directly address the securities held by designees.

DIRECTOR COMPENSATION

Non-Employee Director Compensation

Prior to our business combination, none of our director received cash, equity or other non-equity compensation for service on our Board. In October 2020, our Board approved the following cash and equity compensation for each of our current non-employee directors on a going-forward basis:

•        an annual cash retainer equal to $100,000, paid in 4 equal quarterly installments on the first day of each quarter; and

•        an award of restricted stock units covering 10,000 shares of our Common Stock (the “Initial Award”), with 25% of the Initial Award vesting on October 1, 2021, and 6.25% of the Initial Award vesting on a quarterly basis thereafter, subject to the non-employee director’s continued service with us through each applicable vesting date, except if the non-employee director resigns before the end of his scheduled term on the Board, the Initial Award immediately will fully accelerate vesting.

The program was not provided to the directors until the 2021 year, therefore there are no amounts reportable in the table below for 2020.

The Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. We intend to develop a board of directors’ compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (2020 Equity Incentive Plan)	—	—	12,200,000
Equity compensation plans not approved by security holders(1)	—	—	—
Total	—	—	12,200,000

____________

(1)      The Hyliion Inc. 2016 Equity Incentive Plan (the 2016 Plan) was adopted by Legacy Hyliion prior to the business combination, and no additional awards will be granted pursuant to the 2016 Plan following the business combination. However, we assumed certain stock option awards outstanding pursuant to the 2016 Plan in connection with the business combination (as described further above in the “Executive Compensation” section). As of December 31, 2020, the number of securities to be issued upon exercise of outstanding options, warrants and rights pursuant to the 2016 Plan was 3,851,486, and the weighted-average exercise price of outstanding options, warrants and rights pursuant to the 2016 Plan was $0.13.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

A&R Registration Rights Agreement

We entered into the A&R Registration Rights Agreement on October 1, 2020, with Tortoise Sponsor LLC (“Tortoise Sponsor”), Tortoise Borrower and certain stockholders, pursuant to which such stockholders of Registrable Securities (as defined therein), subject to certain conditions, will be entitled to registration rights. Pursuant to the A&R Registration Rights Agreement, we agreed that, within 30 calendar days after the Closing, we will file with the SEC (at our sole cost and expense) a registration statement registering the resale of such registrable securities, and we will use our reasonable best efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. Such registration statement was initially filed on October 23, 2020 and declared effective by the SEC on November 27, 2020. Certain of such stockholders have been granted demand underwritten offering registration rights and all of such stockholders will be granted piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by us if we fail to satisfy any of our obligations under the A&R Registration Rights Agreement. The A&R Registration Rights Agreement will terminate upon the earlier of (a) ten years following the Closing or (b) the date as of which such stockholders cease to hold any Registrable Securities (as defined therein).

Lock-Up Agreement

On October 1, 2020, in connection with the Closing, certain of our stockholders agreed, subject to certain exceptions, not to, without the prior written consent of our Board, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, any shares of Common Stock held by them immediately after the Business Combination, or issuable upon the exercise of options to purchase shares of Common Stock held by them immediately after the Business Combination, or securities convertible into or exercisable or exchangeable for Common Stock held by them immediately after the Business Combination, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until March 30, 2021. Thereafter until October 1, 2022, subject to certain exceptions, Thomas Healy also agreed not to Transfer more than 10% of the number of shares of Common Stock held by him immediately after the Effective Time, or issuable upon the exercise of options to purchase shares of Common Stock held by him immediately after the Effective Time.

TortoiseCorp Related Agreements

TortoiseCorp Class B Common Stock

Prior to the Business Combination, Tortoise Sponsor, Tortoise Borrower and TortoiseCorp’s independent directors held shares of Class B Common Stock, par value $0.001 of TortoiseCorp (the “TortoiseCorp Class B Common Stock”). Pursuant to the Amended and Restated Certificate of Incorporation of TortoiseCorp, each share of Class B Common Stock outstanding prior to the Business Combination converted into one share of Class A Common Stock at the Closing. After the Closing and following the effectiveness of our Certificate of Incorporation, each share of Class A Common Stock was automatically reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Company or any stockholder thereof.

The holders of the TortoiseCorp Class B Common Stock have agreed, subject to limited exceptions, not to transfer, assign or sell any of their shares of Common Stock (which were converted from shares of TortoiseCorp Class B Common Stock in connection with the Closing) until the earlier to occur of: (a) October 1, 2021 and (b) subsequent to the Closing, (i) if the last reported sale price of our Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Forward Purchase Agreement

On June 18, 2020, Atlas Point Fund and TortoiseCorp entered into the First Amendment to Forward Purchase Agreement, an amendment to the Amended and Restated Forward Purchase Agreement. On October 1, 2020, Atlas Point Fund purchased 1,750,000 Forward Purchase Units, consisting of 1,750,000 shares of Common Stock and Forward Purchase Warrants to purchase 875,000 shares of Common Stock, for an aggregate purchase price of $17,500,000, and transferred 894,375 shares of Common Stock to Tortoise Borrower pursuant to the Forward Purchase Agreement. Pursuant to the Forward Purchase Agreement, the Company gave certain registration rights to Atlas Point Fund with respect to the Forward Purchase Shares and Forward Purchase Warrants. The Forward Purchase Warrants will have the same terms as the Public Warrants, except that the Forward Purchase Warrants are subject to transfer restrictions and certain registration rights. As of December 31, 2020, all Forward Purchase Warrants had been exercised or redeemed.

Legacy Hyliion Convertible Note

In conjunction with the 2018 Note, we entered into a PSA with the 2018 Noteholder. Under the terms of the PSA, so long as the 2018 Noteholder is one of our stockholders or debtholders and for a period of five years following a change of control of Legacy Hyliion, we will treat the 2018 Noteholder as our preferred source for any products that the 2018 Noteholder manufactures or sells in preference to other competing products as long as the 2018 Noteholder’s products meet the technical criteria established by us and on reasonably competitive terms. Under the PSA, we are allowed to purchase competing products upon the request of any customer.

In September 2019, we entered into the Services Agreement with the 2018 Noteholder under which the 2018 Noteholder may provide engineering or operational services to us. No services were provided by the 2018 Noteholder under the Services Agreement.

In June 2020, we entered Note Amendments with all noteholders. In conjunction with the Note Amendments, we entered into the Commercial Matters Agreement with the 2018 Noteholder, pursuant to which, among other things:

(a)     The PSA will remain in place so long as the 2018 Noteholder owns one million shares of our Common Stock subsequent to the Closing and will be effective for a period of five years following a change of control affecting us.

(b)    The Services Agreement was terminated with the intention of replacing it with the New Services Agreement. The terms of the New Services Agreement are yet to, and may ultimately not, be negotiated and the 2018 Noteholder is under no obligation to enter into such New Services Agreement.

(c)     We issued to the 2018 Noteholder $10,000,000 worth of our Common Stock, as of immediately prior to the Effective Time, in consideration for the Note Amendments and for any future services to be provided pursuant to the terms of the New Services Agreement.

Between February and July 2019, we issued the Initial 2019 Notes in exchange for cash totaling approximately $13.6 million. The Initial 2019 Notes bear interest at 6% per annum and mature two to five years after their respective issuance dates. In conjunction with one of the Initial 2019 Notes, we entered the CDA with one of the Initial 2019 Noteholders. Under the terms of the CDA, we will work with the Collaboration Partner to develop certain products to be manufactured by the Collaboration Partner for use in our assembled products. The costs incurred under the CDA are the responsibility of the party who incurred the costs. Once the Collaboration Partner’s developed products meet our technical requirements and the Collaboration Partner meets or beats reasonably competitive terms, the Collaboration Partner and us will enter into a supply arrangement under which we will purchase the developed products exclusively from the Collaboration Partner for three years after such supply arrangement’s effective date. In the event we and the Collaboration Partner fail to enter into such supply agreement, or we do not purchase its total requirements for such supplies exclusively from the Collaboration Partner during the three-year period after the supply agreement is entered into, the Collaboration Partner is entitled to certain remedies including reimbursement of all of its development costs.

On October 1, 2020, the outstanding principal and unpaid accrued interest due on Legacy Hyliion Convertible Notes were automatically converted into shares of Legacy Hyliion Common Stock (which were subsequently exchanged in the Business Combination) in accordance with the terms of such Legacy Hyliion Convertible Notes, and such converted Legacy Hyliion Convertible Notes were no longer outstanding and ceased to exist, and any liens securing obligations under the Legacy Hyliion Convertible Notes were released.

Related-Person Transactions Policy

The Board has adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of related-person transactions. For purposes of our policy, a related-person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants, in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related-person transactions under this policy.

Under the policy, a related person is any executive officer, director, nominee to become a director or a security holder known by us to beneficially own more than 5% of any class of our voting securities (a “significant stockholder”), including any of their immediate family members and affiliates, including entities controlled by such persons or such person has a 5% or greater beneficial ownership interest.

Each director and executive officer is required to identify, and we shall request each significant stockholder to identify, any related-person transaction involving such director, executive officer or significant stockholder or his, her or its immediate family members and inform our Audit Committee pursuant to this policy before such related person may engage in the transaction.

In considering related person transactions, our Audit Committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the risk, cost and benefits to us;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction; and

•        the availability of other sources for comparable services or products.

Our Audit Committee approves only those related-party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of the Company and our stockholders, as our Audit Committee determines in the good faith exercise of its discretion.

BENEFICIAL OWNERSHIP TABLE

The following table sets forth information known to us regarding the beneficial ownership of the Common Stock as of April 19, 2021 by:

•        each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock;

•        each current named executive officer and director (including each nominee) of the Company; and

•        all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock %
Directors and Named Executive Officers:
Thomas Healy	34,972,856	20.5%
Greg Van de Vere(1)	1,311,480	*
Patrick Sexton(2)	289,502	*
Andrew H. Card, Jr.	15,000	*
Vincent T. Cubbage	1,040,018	*
Howard Jenkins(3)	16,666,790	9.8%
Edward Olkkola(4)	2,623,860	1.5%
Stephen Pang	306,074	*
Robert M. Knight, Jr.	10,000	*
Directors and Executive Officers as a Group (9 Individuals)	55,575,938	32.6%
Five Percent Holders:
Axioma Ventures, LLC(3)	16,666,790	9.7%
Colle Capital Partners I LP(5)	10,010,361	5.9%

____________

*        Less than one percent.

(1)      Consists of 22,149 shares of Common Stock and 596,542 shares of Common Stock issuable upon the exercise of options. Mr. Van de Vere resigned and retired as our Chief Financial Officer effective as of January 15, 2021.

(2)      Consists of 68,306 shares of Common Stock issuable upon the exercise of options.

(3)      Based on a Schedule 13D filed with the SEC on October 13, 2020, consists of shares of 16,656,790 common stock of Hyliion held of record by Axioma Ventures, LLC (“Axioma Ventures”). The sole member of Axioma Ventures is Axioma Holdings, LLC (“Axioma Holdings”) and the managers of Axioma Ventures are Alexander H. Jenkins and Kiran Lingam. The sole manager of Axioma Holdings is Axioma Management, LLC (“Axioma Management”). Howard M. Jenkins, Alexander H. Jenkins and Kiran Lingam are managers of Axioma Management. Each of Axioma Holdings, Axioma Management, Howard M. Jenkins, Alexander H. Jenkins and Kiran Lingam therefore may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Axioma Ventures. The address of Axioma Ventures and each of its control persons is 601 South Blvd, Tampa, FL 33606.

(4)      Consists of (a) 821,610 shares of Common Stock and 1,543,723 shares of Common Stock issuable upon the exercise of options, each owned by Mr. Olkkola and (b) 166,560 shares of Common Stock held by Mr. Olkkola’s wife, over which she has sole voting and investment power.

(5)      Based on Schedule 13G/A filed with the SEC on March 2, 2020, consists of 10,010,361 shares of common stock of Hyliion Holdings Corp. owned by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace serves as the sole manager of both Colle HLN Associates LLC and Colle Logistics Associates LLC. Ms. Grace serves as the sole manager of Colle Partners GP LLC, which serves as the sole general partner of Colle Capital Partners I LP. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein. The business address of each of the persons named in this paragraph is 55 Hudson Yards, Floor 44, New York, NY 10001.

ITEM 2 — RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON
AS OUR INDEPENDENT AUDITORS

Under the rules and regulations of the SEC and the New York Stock Exchange, the Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent auditors. In addition, the Audit Committee considers the independence of our independent auditors and participates in the selection of the independent auditor’s lead engagement partner. The Audit Committee has appointed, and, as a matter of good corporate governance, is requesting ratification by the stockholders of the appointment of, the registered public accounting firm of Grant Thornton LLP (“Grant Thornton”) to serve as independent auditors for the fiscal year ending December 31, 2021. The Audit Committee considered a number of factors in determining whether to re-engage Grant Thornton as the Company’s independent registered public accounting firm, including the firm’s professional qualifications and resources, the firm’s past performance, and the firm’s capabilities in handling the breadth and complexity of our business, as well as the potential impact of changing independent auditors. Grant Thornton representatives are expected to be present at the Annual Meeting and respond to relevant and appropriate questions, if any.

The Board of Directors and the Audit Committee believe that the continued retention of Grant Thornton as the Company’s independent auditor is in the best interests of the Company and its shareholders. If shareholders do not ratify the selection of Grant Thornton, the Audit Committee will evaluate the shareholder vote when considering the selection of a registered public accounting firm for the audit engagement for the 2022 fiscal year. In addition, if shareholders ratify the selection of Grant Thornton as independent auditors, the Audit Committee may nevertheless periodically request proposals from the major registered public accounting firms and as a result of such process may select Grant Thornton or another registered public accounting firm as our independent auditors.

2020 Change of Auditors

On October 1, 2020, after the recommendation of the Audit Committee of the Board, the Board approved the engagement of Grant Thornton as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021. Grant Thornton served as the independent registered public accounting firm of Legacy Hyliion prior to the Business Combination. Accordingly, WithumSmith+Brown, PC (“Withum”), the Company’s independent registered public accounting firm prior to the Business Combination, was informed on October 1, 2020 that it would be replaced by Grant Thornton as the Company’s independent registered public accounting firm following completion of the Company’s review of the quarter ended September 30, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company, TortoiseCorp. We do not expect Withum representatives to attend the Annual Meeting.

Withum’s report of independent registered public accounting firm, dated March 20, 2020, on the Company’s balance sheets as of December 31, 2019 and 2018, the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from November 7, 2018 (inception) to December 31, 2018, and the related notes to the financial statements (collectively, the “financial statements”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles other than the Company’s ability to continue as a going concern due to Company’s obligation to either complete a business combination by the close of business on March 4, 2021, or cease all operations except for the purpose of winding down and liquidating.

During the period from November 7, 2018 (inception) to December 31, 2019 and the subsequent period through October 1, 2020, there were no: (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the period from November 7, 2018 (inception) to December 31, 2018, and the interim period through October 1, 2020, the Company did not consult Grant Thornton with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Grant Thornton that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

The Company provided Withum with a copy of the disclosures made by the Company in connection with the change and requested that Withum furnish the Company with a letter addressed to the SEC stating whether it agreed with the statements made by the Company in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. Withum provided the Company with such letter, which is filed as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021.

The Board of Directors recommends a vote “FOR” the ratification of the appointment of Grant Thornton as our independent auditors for the fiscal year ending December 31, 2021.

Audit Fees and Services

Grant Thornton was appointed as our independent registered accounting firm in May 2020 to complete our 2019 audit and to serve as our independent auditor going forward. WithumSmith+Brown, PC audited TortoiseCorp until the business combination on October 1 and was dismissed at that time. Grant Thornton LLP has audited the financial statements of Legacy Hyliion since May 8, 2020. The following tables present the aggregate fees billed by Grant Thornton LLP and WithumSmith+Brown, PC to us including Legacy Hyliion in the case of Grant Thornton LLP for the years ended December 31, 2020 and December 31, 2019:

Grant Thornton LLP

Year Ended December 31, 2020
Audit Fees(1)	$254,938
Audit-Related Fees(2)	$28,700
Tax Fees	$—
All Other Fees(3)	$—
Total	$283,638
Year Ended December 31, 2019
Audit Fees(1)	$209,613
Audit-Related Fees(2)	$28,700
Tax Fees	$—
All Other Fees	$—
Total	$238,313

WithumSmith+Brown, PC

Year Ended December 31, 2020
Audit Fees(1)	$25,000
Audit-Related Fees(2)	$45,500
Tax Fees	$—
All Other Fees(3)	$2,115
Total	$72,615

____________

(1)      Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end consolidated financial statements and the review of our financial statements included in our quarterly filings on Form 10-Q, as well as services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings.

(2)      Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end consolidated financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)      All Other Fees. All other fees were for advisory services related to compliance with regulatory reporting requirements.

Policy on Board Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee reviews and, in its sole discretion, pre-approves all audit and permitted non-audit services to be provided by the independent auditors as provided under the Audit Committee charter. The Audit Committee has established policies and procedures regarding pre-approval of all services provided by the independent registered public accounting firm. The audit committee approved or pre-approved all such services for the Company and TortoiseCorp by our independent registered accounting firm in 2020 and 2019.

AUDIT COMMITTEE REPORT

The Audit Committee is composed solely of independent directors meeting the applicable requirements of the NYSE rules. The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, for preparing the financial statements, and for the reporting process. The Audit Committee members do not serve as professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Company’s independent auditors are engaged to audit and report on the conformity of the Company’s financial statements to accounting principles generally accepted in the United States and the effectiveness of the Company’s internal control over financial reporting.

In this context, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements for the year ended December 31, 2020 (the “Audited Financial Statements”), management’s assessment of the effectiveness of the Company’s internal control over financial reporting, and the independent auditors’ evaluation of the Company’s system of internal control over financial reporting. The Audit Committee has discussed with Grant Thornton, the Company’s independent auditors, the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the Securities and Exchange Commission. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors’ communications with the Audit Committee concerning independence and has discussed with the independent auditors the independent auditors’ independence.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the Securities and Exchange Commission.

The Audit Committee

Robert M. Knight, Jr. (Chair)
Andrew H. Card, Jr.
Stephen Pang

OTHER INFORMATION

Expense of Solicitation

The accompanying proxy is solicited by and on behalf of the Board of Directors, and the cost of such solicitation will be borne by Hyliion. Our solicitor, Morrow Sodali, may solicit proxies by personal interview, mail, telephone, and electronic communications. We will pay Morrow Sodali $6,750 plus variable amounts for additional proxy solicitation services. We will also supply proxy materials to brokers and other nominees to solicit proxies from beneficial owners, and we will reimburse them for their expenses in forwarding solicitation materials. Solicitations also may be made by personal interview, mail, telephone, and electronic communications by directors, officers, and other Hyliion employees without additional compensation.

Other Matters

As of the date of this Proxy Statement there are no other matters that we intend to present, or have reason to believe others will present, at the Annual Meeting. If, however, other matters properly come before the Annual Meeting, the accompanying proxy authorizes the persons named as proxies or their substitutes to vote on such matters as they determine appropriate.

Stockholder Proposals for 2022

To be considered for inclusion in the proxy statement and proxy card for the 2022 Annual Meeting, proposals of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be submitted in writing to the Corporate Secretary of Hyliion, at the address of our principal offices (see “General” on page 1 of this Proxy Statement), and must be received no later than December 30, 2021. The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement; any submitted stockholder proposal must comply with the requirements of Rule 14a-8.

Our Bylaws include separate advance notice provisions applicable to stockholders desiring to bring nominations for directors before an annual stockholders’ meeting or to bring proposals before an annual stockholders’ meeting other than pursuant to Rule 14a-8. These advance notice provisions require that, among other things, stockholders give timely written notice to the Corporate Secretary of Hyliion regarding such nominations or proposals and provide the information and satisfy the other requirements set forth in the Bylaws. To be timely, a stockholder who intends to present nominations or a proposal at the 2022 Annual Meeting of Shareholders other than pursuant to Rule 14a-8 must provide the information set forth in the Bylaws to the Corporate Secretary of Hyliion no earlier than the close of business February 8, 2022 and no later than the close of business March 10, 2022. However, if the 2022 Annual Meeting is more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the 2021 Annual Meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to the 2022 Annual Meeting and no later than the close of business on the later of the 90th day prior to the 2022 Annual Meeting or the closing of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Householding and Availability of Proxy Materials

A copy of Annual Report to Stockholders accompanies this Proxy Statement. If you and others who share your mailing address own common stock in street name, meaning through a bank, brokerage firm, or other nominee, you may have received a notice that your household will receive only one annual report and proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, from each organization whose stock is held in such accounts. This practice, known as “householding,” is designed to reduce the volume of duplicate information and reduce printing and postage costs. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it, and a single copy of this Proxy Statement and the 2020 Annual Report (and/or a single copy of our Notice of Internet Availability of Proxy Materials) has been sent to your address. Each street name stockholder receiving this Proxy Statement by mail will continue to receive a separate voting instruction form.

If you would like to revoke your consent to householding and in the future receive your own set of proxy materials (or your own Notice of Internet Availability of Proxy Materials, as applicable), or if your household is currently receiving multiple copies of the same items and you would like in the future to receive only a single copy at your address, please contact IR@hyliion.com, and indicate your name, the name of each of your brokerage firms or banks where your shares are held, and your account numbers. You will also have an opportunity to opt in or opt out of householding by contacting your bank or broker.

If you would like an additional copy of the 2020 Annual Report, this Proxy Statement, or the Notice of Internet Availability of Proxy Materials, these documents are available in digital form for download or review by visiting https://www.cstproxy.com/hyliion/2021. Alternatively, we will promptly send a copy of these documents to you without charge upon request by mail to 1 Stage Street, Proxy Services New York, NY 10004, Proxy@continentalstock.com, 917-262-2373. Please note, however, that if you did not receive a printed copy of our proxy materials and you wish to receive a paper proxy card or voting instruction form or other proxy materials for the purposes of the Annual Meeting, you should follow the instructions included in your Notice of Internet Availability of Proxy Materials.

If you own shares in street name, you can also register to receive all future shareholder communications electronically, instead of in print. This means that links to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail. Holders in street name can register for electronic delivery at https://www.cstproxy.com/hyliion/2021. Electronic delivery of stockholder communications helps save Hyliion money by reducing printing and postage costs.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail HYLIION HOLDINGS CORP. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 7, 2021. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend: http://cstproxy.com/Hyliion/2021 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY Please mark your votes like this THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL NOMINEES UNDER PROPOSAL 1, AND “FOR” PROPOSAL 2. 1. Election of Directors. NOMINEES: (1) Vincent T. Cubbage (2) Thomas Healy FOR nominees listed to the left WITHHOLD AUTHORITY to vote for nominees listed to the left FOR ALL EXPECT 2. To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2021 fiscal year ending December 31, 2021. FOR AGAINST ABSTAIN (Instruction: To withhold authority to vote for any individual nominee, mark “For All Except” and Strike a line through that nominee’s name in the list above) NOTE: To address such other matters as may properly come before the 2021 Annual Meeting or any adjournment or postponement thereof. CONTROL NUMBER Signature Signature, if held jointly Date , 2021 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders To view the 2021 Proxy Statement, 2020 Annual Report and to Attend the Annual Meeting, please go to: http://cstproxy.com/Hyliion/2021 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS HYLIION HOLDINGS CORP. The undersigned appoints Jose Oxholm and Bradley Sullivan, and each them as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Hyliion Holdings Corp. held of record by the undersigned at the close of business on April 19, 2021 at the Annual Meeting of Stockholders of Hyliion Holding Corp. to be held on June 8, 2021, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE TWO NOMINEES TO THE BOARD OF DIRECTORS, AND IN FAVOR OF PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued, and to be marked, dated and signed, on the other side)